Filed pursuant to Rule 433
CUSIP: 48245ABX8	Registration No. 333-158277
ISIN: US48245ABX81	(Relating to Prospectus Supplement dated April 2, 2009
and Prospectus dated April 2, 2009)
KFW US MTN
FINAL TERM SHEET
Dated October 13, 2009

Issuer: KfW	Title of Securities: IDR 210,000,000,000 7.00% Notes due October 22, 2012, payable in U.S. dollars

Aggregate Principal Amount: IDR 210,000,000,000 payable in U.S. dollars at an initial exchange rate of IDR 9,385 per USD 1.00.	Interest Rate: 7.00% per annum

Original Issue Date: October 22, 2009	Maturity Date: October 22, 2012

Interest Commencement Date: October 22, 2009	Final Redemption Price: 100% of the aggregate principal amount payable in U.S. dollars at the IDR/USD Rate in respect of the Redemption Rate Fixing Date as described below.

Payments:
First Interest Payment Date: October 22, 2010
Interest Payment Date(s): annually in arrears on October 22 in each year

Redemption:	☐ Yes	☑ No
Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):
Redemption Date(s) (as provided in para. 2 of §7 of the Conditions):
Minimum Redemption Notice Period:
Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):

Repayment:	☐ Yes	☑ No
Repayment Date(s):
Minimum Repayment Notice Period:
Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):
Specified Currency:  U.S. dollars for all payments as described below.
Payments of principal: U.S. dollars at the IDR/USD Rate in respect of the Redemption Rate Fixing Date as described below.
Payments of interest: U.S. dollars at the IDR/USD Rate in respect of the Rate Fixing Date as described below.
Authorized Denomination: IDR 100,000,000
Exchange Rate Agent: N/A

Original Issue Discount Note (“OID”):	☑ Yes	☐ No
See “Additional United States Tax Considerations” below.
Day Count Fraction: Actual/Actual (ICMA) as described below.

Business Day Convention: Modified Following Business Day Convention and no adjustment of interest, as described below.
     Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.
Other Terms of Notes:
(1) Payments of Interest under the Notes and Redemption at Maturity
Definitions
Business Day: Each day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Frankfurt am Main, Jakarta, London, New York City and Singapore.
Calculation Agent: Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, EC2N 2DB London. All determinations of the Calculation Agent shall be made in its sole and absolute discretion and acting in good faith and in a commercially reasonable manner.
Day Count Fraction: In respect of the calculation of an amount of interest in any note for a period of time from (and including) the first day of such period to (but excluding) the last day of such period (the “Calculation Period”), the number of days in such Calculation Period divided by the product of (1) the number of days in the period from (and including) an Interest Payment Date to (but excluding) the next Interest Payment Date and (2) the number of Interest Payment Dates that occur in one calendar year or that would occur in one calendar year if interest were payable in respect of the whole of such year (Actual/Actual) (ICMA).
IDR/USD Rate: In respect of a Rate Fixing Date or the Redemption Rate Fixing Date, respectively, the IDR/USD spot rate at 11:00 a.m., Singapore time, expressed as the amount of IDR per one USD, for settlement in two Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:00 a.m. Singapore time, on that Rate Fixing Date or the Redemption Rate Fixing Date, respectively. If the IDR/USD Rate is not available on such date and at such time or if the Calculation Agent reasonably determines that the rate as published is not representative, the relevant IDR/USD Rate shall be determined by the Calculation Agent in good faith and a commercially reasonable manner.
Modified Following Business Day Convention: If any Interest Payment Date is a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that to the extent such Business Day falls in the next succeeding calendar month, the particular Interest Payment Date will be the immediately preceding Business Day. No further interest will be paid in respect of any delay in payment.
Rate Fixing Date: The fifth Business Day prior to the relevant Interest Payment Date.
Redemption Rate Fixing Date: The fifth Business Day prior to the Maturity Date.
Reuters Page ABSIRFIX01: The display page so designated on the Reuters service or any Successor Source. “Successor Source” means (i) the successor display page, other published source, information vendor or provider that has been officially designated by Reuters; or if Reuters has not officially designated a successor display page, other published source, service or provider (as the case may be), the successor display page, other published source, service or provider, if any, designated by the relevant information vendor or provider (if different from Reuters).
Trade Date: October 13, 2009

Payment of Interest
     On each Interest Payment Date, the notes shall pay as interest an amount in USD (the “USD Interest Amount”), calculated by the Calculation Agent on or as soon as practicable after each Rate Fixing Date pursuant to the following formula:
     Aggregate Principal Amount * 7.00% * Day Count Fraction divided by the IDR/USD Rate
     For the avoidance of doubt, the USD Interest Amount may be equal to zero (depending on the relevant IDR/USD Rate).
     If interest is required to be calculated for a period other than a full year, such interest shall be calculated on the basis of the formula set out above, provided that if interest shall be calculated for a period of time not ending on an Interest Payment Date, the IDR/USD Rate shall be determined by the Calculation Agent on the day which is five Business Days prior to the day on which the payment shall be made.
     The Calculation Agent will cause the IDR/USD Rate and the USD Interest Amount in respect of each Interest Payment Date to be notified to the Issuer, the Fiscal Agent and the holders of the notes through DTC.
     Redemption at Maturity
     The Final Redemption Price in respect of the Notes shall be the outstanding Aggregate Principal Amount of the Notes payable in USD (the “USD Final Redemption Amount”) and calculated by the Calculation Agent on or as soon as practicable after the Redemption Rate Fixing Date by dividing the outstanding Aggregate Principal Amount by the relevant IDR/USD Rate.
     For the avoidance of doubt, the USD Final Redemption Amount may be equal to zero (depending on the relevant IDR/USD Rate).
     The Calculation Agent will cause the IDR/USD Rate and the USD Final Redemption Amount in respect of the Maturity Date to be notified to the Issuer, the Fiscal Agent and the holders of the notes through DTC.
(2) Foreign Exchange Exposure
     Foreign Exchange Related Risks with Respect to the Notes
     An investment in the notes involves exchange and related risks. You should consult your financial and legal advisors about the risk of investing in the notes. We disclaim any responsibility for advising you on these matters. If you do not have experience or sophistication with respect to foreign currency transactions, these notes are not an appropriate investment for you.
     An investment in the notes, which are denominated in, and provide for payments that are determined by reference to, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities, entails significant risks that are not associated with a similar investment in a security denominated in that other currency.
     Currency exchange rates can be volatile and unpredictable and may be affected by macroeconomic factors and speculation. Rates of exchange between the U.S. dollar and the Indonesian rupiah (“IDR”) have varied over time. Historical Indonesian rupiah/U.S. dollar exchange rates are presented under “— Historical Indonesian Rupiah/U.S. Dollar Exchange Rate Information” below. However, historical trends do not necessarily indicate future fluctuations in rates and should not be relied upon as indicative of future trends.
     Because the principal and interest on the notes are payable in U.S. dollars and the notes are denominated in Indonesian rupiahs, prospective purchasers of the notes will necessarily be assuming the risk of depreciation of Indonesian rupiah against the U.S. dollar. If the Indonesian rupiah depreciates against the U.S. dollar, the effective yield on the notes (in U.S. dollar terms) will decrease below the interest rate on the notes and the amount payable on the interest payment and maturity date may be less than your investment, resulting in a loss to you. You should also be aware that the methodology for determining the amount payable on the interest payment and maturity date may result in payments under the notes equaling zero. In addition, depreciation of the Indonesian rupiah against the U.S. dollar may adversely affect the market value of the notes.
     Government policies or actions in Indonesia and other countries could adversely affect the exchange rate between the Indonesian rupiah and the U.S. dollar and an investment in the notes. The exchange rate of the Indonesian rupiah is “floating” meaning that it is permitted to fluctuate in value relative to the U.S. dollar. However, the government of Indonesia may, from time to time, not allow its currency to float freely in response to economic forces. Governments, including the government of Indonesia, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currency. They may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. There can be no assurance, however, that the Indonesian government will act when necessary to stabilize, maintain or increase the value of the Indonesian rupiah, or that any such action, if taken, will be successful. Depreciation and volatility of the Indonesian rupiah against the U.S. dollar could adversely affect the liquidity and value of the notes, as well as the yield (in U.S. dollar terms) on the notes and the amount payable to you on the interest payment and maturity date. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments, major natural disasters and other foreseeable and unforeseeable events in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian rupiah and the U.S. dollar. There will be no adjustment or change in the terms of the notes if the exchange rate between the Indonesian rupiah and the U.S. dollar becomes fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect the Indonesian rupiah or the U.S. dollar.
     Certain relevant information relating to Indonesia may not be as well known or as rapidly or thoroughly reported in the United States as is comparable information relating to the United States. You should be aware of the possible lack of availability of important information that can affect the value of the Indonesian rupiah relative to the U.S. dollar, and you may need to make special efforts to obtain that information on a timely basis.
     Historical Indonesian Rupiah/U.S. Dollar Exchange Rate Information
     The following table shows the average, high and low closing spot mid rates for Indonesian rupiahs, expressed in number of Indonesian rupiahs per USD 1.00, for the periods and dates indicated. No representation is made that the Indonesian rupiah or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Indonesian rupiahs, as the case may be, at any particular rate. The closing spot mid rate for Indonesian rupiahs on October 12, 2009 was IDR 9,480 = USD 1.00. Closing spot mid rates have been obtained from Bloomberg L.P. as of October 12, 2009.

Year ended December 31,	Average(1)	High	Low
2004	8,988	9,440	8,317
2005	9,762	10,775	9,135
2006	9,134	9,815	8,703
2007	9,162	9,480	8,675
2008	9,802	12,650	9,060
2009

January	11,152	11,375	10,805
February	11,875	12,100	11,650
March	11,865	12,100	11,400
April	11,050	11,595	10,625
May	10,377	10,630	10,245
June	10,193	10,445	9,930
July	10,113	10,293	9,928
August	9,984	10,155	9,865
September	9,856	10,165	9,658

(1)	For periods of one year, the average of the closing spot mid rates on the last business day of each month during the relevant year; for periods of one month, the average of the closing spot mid rates on each business day of the month during the relevant month.
(3) Additional United States Tax Considerations
The following discussion supplements the disclosure provided under the heading “United States Taxation” in the accompanying prospectus (the “U.S. Tax Disclosure”) and is intended to be read in conjunction with the prospectus. The following supplemental discussion applies to you if you are a United States Holder, as defined in the U.S. Tax Disclosure.
Because at least one due date for an interest payment is not a New York, London, Jakarta, Singapore or Frankfurt business day, interest on the notes will, as a technical matter, not be “qualified stated interest” within the meaning of the United States Treasury regulations. It is, therefore, possible that the notes will be treated as discount notes issued with original issue discount for United States federal income tax purposes. KfW intends to treat the notes as discount notes issued with original issue discount for United States federal income tax reporting purposes. As the principal consequence of this treatment, United States Holders (as defined under the caption “— United States Holders” in the U.S. Tax Disclosure) that otherwise use the cash method of accounting would be required to account for interest on the notes using an accrual method of accounting. The special rules that apply to such notes are described under the caption “— United States Holders — Original Issue Discount” in the U.S. Tax Disclosure.
Although not entirely free from doubt, KfW believes that the issue price of the notes will be the Indonesian rupiah stated principal amount of the notes. The Internal Revenue Service could take the position, however, that the issue price of the notes should instead be the Indonesian rupiah value of the U.S. dollars a United States Holder pays for a note based on the exchange rate in effect on the settlement date, which could either increase or decrease the amount of original issue discount a United States Holder would otherwise accrue in respect of the notes (because such amount could either be more or less than the Indonesian rupiah stated principal amount of the notes). Prospective United States Holders should consult their tax advisors regarding the determination of the issue price of the notes.
Although not entirely free from doubt, KfW believes that a United States Holder’s tax basis in a note generally will be the U.S. dollar value of the Indonesian rupiah stated principal amount of the notes based on the exchange rate that is in effect on the settlement date. The U.S. dollar amount that is actually paid by the United States Holder for a note may differ from the amount determined under the preceding sentence, since the U.S. dollar purchase price will be determined using a currency exchange rate determined as of the pricing date rather than the settlement date. A United States Holder may recognize U.S.-source foreign currency gain or loss in an amount equal to such difference.
The Internal Revenue Service could take the position, however, that a United States Holder’s tax basis in a note will be equal to the U.S. dollar amount that is actually paid by the United States Holder for the note. Prospective United States Holders should consult their tax advisors regarding the determination of their tax basis in a note.
Price to Public: 100%, plus accrued interest, if any, from October 22, 2009
Dealers: Deutsche Bank Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any dealer participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1(800) 503-4611.
Preliminary Pricing Supplement, Prospectus Supplement and Prospectus